Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

August 15, 2018

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)

(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to comments of the SEC Staff (the “Staff”) received via a telephone call on July 25, 2018 regarding the issues listed below.

1)	Comment: In the Investment Portfolio section of the shareholder reports of all applicable series, please disclose the share class held of all other investment companies, including money market funds.

Response: Accepted. We will begin disclosing this for each applicable series in its next shareholder report.

2)

Comment: The Statements of Assets and Liabilities for the Overseas Series and World Opportunities Series show that these Series had material (i.e., over 50 basis points) foreign tax reclaims receivable. Please explain the large balances and confirm which countries these reclaims relate to. Please also discuss the collectability of these receivables.

Response: The Fund records a tax reclaim receivable at the time of the income event based upon the rules and requirements for the specific country; however, the time in which a tax reclaim is paid varies greatly depending on the country from which it will be received. The Fund regularly monitors and evaluates the collectability of the tax reclaims in each Series. Input from the Fund’s custodian regarding the statute of limitations and general payment cycle for each country is reviewed as part of the evaluation on collectability.

The reclaims relate to various countries, including Germany, Denmark, Belgium and Switzerland. The two series mentioned above had much higher net asset balances when some of the reclaim receivables were recorded than they did as of their respective fiscal year ends. The net assets of the Overseas Series were $2,892,604,982 as of April 30, 2014 and $755,481,749 as of October 31, 2017. Similarly, the net assets of the World Opportunities Series were $5,444,191,883 as of

December 31, 2014 and $756,101,963 as of December 31, 2017. The decreases in net assets have caused the receivable balances to increase when expressed in basis points.

3)

Comment: The Equity Income Series appears to have significant investments in REITs. Please add disclosure to Note 2 regarding how the Fund estimates the components of REIT distributions. The Staff notes that this disclosure is provided in the Annual Report of the Real Estate Series but not in that of the Equity Income Series.

Response: Accepted. Disclosure similar to that in the Real Estate Series’ Annual Report will be incorporated in the next report for the Equity Income Series.

4)

Comment: The section regarding security valuation in Note 2 of the Annual Reports of the Overseas Series and the Pro-Blend Series states that no Level 3 securities were held by the Series as of October 31, 2016, but it appears that the statements should refer to October 31, 2017. Please make sure the correct date is referenced in future reports.

Response: The disclosure in Note 2 of the Annual Reports of the Overseas Series and the Pro-Blend Series is correct. In connection with the disclosure regarding transfers in and transfers out of the valuation levels, the Annual Report of each series of the Fund discloses, as applicable, that there were no Level 2 and/or Level 3 securities held by the series as of the beginning and/or the end of the reporting period. In the Annual Reports of the Overseas Series and the Pro-Blend Series, there is a note explaining that an Information Technology rights issue was categorized as a Level 3 security as of October 31, 2017, but there is no value associated with it. Accordingly, the statements that no Level 3 securities were held by the Overseas Series and the Pro-Blend Series is limited to October 31, 2016.

5)

Comment: The Global Fixed Income Series has been identified as a non-diversified fund; however, it appears it is operating as a diversified fund. If the Series has been operating as a diversified fund for three years, please confirm that shareholder approval will be obtained prior to the Series operating as a non-diversified fund.

Response: We review the diversification of the Series prior to each annual registration statement update to determine if we need to update the disclosure relating to the Series’ diversification status. There were periods during 2015 and 2016 during which the Series was non-diversified; therefore, the Series’ diversification status was not changed. The Fund confirms that if the Series operates as a diversified fund for a continuous three-year period, shareholder approval will be obtained prior to the Series operating as a non-diversified fund.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Amy J. Williams

Amy J. Williams

Assistant Corporate Secretary

cc:	Ken Ellington, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

John Emmons, Manning & Napier Advisors, LLC